UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824543 10 2	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MTD Products Inc. Master Employee Benefit Trust 34-7096519
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 604,400
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 604,400
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,400
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.59% (1)
12.	TYPE OF REPORTING PERSON (see instructions) EP

(1)	Percentage of class calculation is based upon a denominator 23,344,959 shares, which represents the number of shares of issuer’s common stock outstanding as of January 3, 2018, as disclosed by the issuer in its annual report for the year ended October 31, 2017 and filed with the Securities and Exchange Commission on Form 10-K on January 5, 2018.

CUSIP No. 824543 10 2	13G	Page 3 of 5 Pages

This Amendment No. 1 amends the Schedule 13G originally filed on August 3, 1998 (the “Schedule G”), and is filed by MTD Products Inc. Master Employee Benefit Trust (the “Trust”) with respect to shares of the common stock of Shiloh Industries, Inc. This is the final amendment to the Schedule 13G and constitutes an “exit filing” for the Trust.

Item 1.

(a)	Name of Issuer

Shiloh Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices

880 Steel Drive, Valley City, Ohio 44280

Item 2.

(a)	Name of Person Filing

MTD Products Inc. Master Employee Benefit Trust

(b)	Address of the Principal Office or, if none, residence

5965 Grafton Road, Valley City, Ohio 44280

(c)	Citizenship

Ohio

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

824543 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 604,400

(b)	Percent of class: 2.59% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 604,400

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 604,400

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Percentage of class calculation is based upon a denominator 23,344,959 shares, which represents the number of shares of issuer’s common stock outstanding as of January 3, 2018, as disclosed by the issuer in its annual report for the year ended October 31, 2017 and filed with the Securities and Exchange Commission on Form 10-K on January 5, 2018.

CUSIP No. 824543 10 2	13G	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

CUSIP No. 824543 10 2	13G	Page 5 of 5 Pages

By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MTD Products Inc. Master Employee Benefit Trust

February 13, 2018	By:	/s/ Mike Griffith
Name: Mike Griffith
Title: Vice Chairman of Investment Committee